Filed by Archstone-Smith Operating Trust
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Archstone-Smith Operating Trust
Commission File No.: 1-10272

ARCHSTONE-SMITH OPERATING TRUST

NOTICE OF ACTION BY CONSENT OF UNITHOLDERS

August 31, 2007

To the Unitholders of Archstone-Smith Operating Trust:

As you may know, Archstone-Smith Operating Trust, which we refer to as the Operating Trust, and Archstone-Smith Trust, the sole trustee of the Operating Trust, which we refer to as Archstone, entered into an Agreement and Plan of Merger on May 28, 2007, as amended by Amendment No. 1 thereto, dated as of August 5, 2007 (as amended, the ”Merger Agreement”), with River Holding, LP, River Acquisition (MD) LP, and River Trust Acquisition (MD), LLC. Pursuant to the Merger Agreement, it is anticipated that the Operating Trust and Archstone will be acquired by affiliates of Tishman Speyer Real Estate Venture VII, L.P. and Lehman Brothers Holdings Inc. The proposed transactions are more fully described in the prospectus/information statement dated August 8, 2007 and mailed to each unitholder of the Operating Trust on or about August 10, 2007 (the ”Prospectus”).

As referenced in the Prospectus, this Notice is being sent to inform each unitholder of the Operating Trust that, pursuant to a written consent dated and effective as of August 31, 2007, Archstone, as the holder of approximately 89.0% of the outstanding Class A-1 and Class A-2 common units of the Operating Trust, on a combined basis, approved the Merger Agreement, the merger of River Trust Acquisition (MD), LLC with and into the Operating Trust, the merger of Archstone with and into River Acquisition (MD) LP (or its designee) and the other transactions contemplated by the Merger Agreement, in each case  as more fully described in the Prospectus.

Sincerely,

Archstone-Smith Operating Trust

Forward-Looking Statement

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates and projections about the industry, markets in which Archstone operates, management’s beliefs, assumptions made by management and the transactions described in this communication. While Archstone management believes the assumptions underlying its forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of pending legal proceedings instituted against Archstone, its trustees and certain members of management; (3) inability to complete the merger due to the failure to satisfy conditions to completion of the merger, including compliance with European anti-trust regulations; (4) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (5) the ability to recognize the benefits of the merger; (6) the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger; and (7) the impact of the substantial indebtedness incurred to finance the consummation of the merger; and other risks that are set forth under “Risk Factors” in Archstone-Smith’s 2006 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007. All forward-looking statements speak only as of the date of this communication or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this communication.

Additional Information About the Transaction and Where to Find It

This communication is being made in respect of the proposed transactions involving the Operating Trust. The Operating Trust has filed a prospectus/information statement with the SEC and delivered such prospectus/information to its unitholders in connection with the proposed Operating Trust transaction. The Operating Trust urges investors and unitholders to read the prospectus/information statement and any other relevant documents filed by the Operating Trust with the SEC because they will contain important information.

The prospectus/information statement and other documents filed with the SEC will be available free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Operating Trust will be available free of charge on the investor relations portion of its website at www.archstonesmith.com, or by contacting the investor relations department of Archstone, the sole trustee of the Operating Trust, telephone (303) 708-5959.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.